UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Paul Malek

General Counsel

Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20th, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 869,681
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 869,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Motulsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Varkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Sacks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Sisitsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Thoyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 1:

(i)	Stonehill Capital Management LLC (“Management”) is a Delaware limited liability company, whose principal business is to provide administrative, management and investment advisory services to private funds.

(ii)	Stonehill Institutional Partners, L.P. (“Institutional”) is a Delaware limited partnership whose principal business consists of investing in securities.

(iii)	John Motulsky (“Motulsky”) is a United States citizen whose principal business consists of serving as a principal of Management.

(iv)	Christopher Wilson (“Wilson”) is a United States citizen whose principal business consists of serving as a principal of Management.

(v)	Thomas Varkey (“Varkey”) is a United States citizen whose principal business consists of serving as a principal of Management.

(vi)	Jonathan Sacks (“Sacks”) is a United States citizen whose principal business consists of serving as a principal of Management.

(vii)	Peter Sisitsky (“Sisitsky”) is a United States citizen whose principal business consists of serving as a principal of Management.

(viii)	Michael Thoyer (“Thoyer”) is a United States citizen whose principal business consists of serving as a principal of Management.

(ix)	Michael Stern (“Stern”) is a United States citizen whose principal business consists of serving as a principal of Management.

The principal business address of each of the Reporting Persons is c/o Stonehill Capital Management, 885 Third Avenue, 30th Floor, New York, NY 10022.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the Shares beneficially owned by the Reporting Persons was the funds available for investment of Institutional and Stonehill Master Fund Ltd (“Master Fund”) and collectively, the “Funds”).

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares reported herein for investment purposes because they believed that the Shares reported herein, when purchased, were undervalued and represented an attractive investment opportunity.

On May 20, 2016, the Reporting Persons, Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, certain funds and entities managed or controlled by Oaktree Capital Management, L.P., and Mudrick Capital Management, L.P. (collectively referred to as the “Parties”) entered into the letter attached hereto as Exhibit 2 (the “Acquisition Letter”) outlining the indicative terms of a potential acquisition of the Issuer, which transaction, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transaction contemplated in the Acquisition Letter is subject to a number of material conditions and there can be no assurance that the execution of the Acquisition Letter will result in the consummation of a transaction on the terms set forth in the Acquisition Letter or at all. The foregoing description of the Acquisition Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Acquisition Letter, a copy of which is attached here as Exhibit 2. In the future, the Reporting Persons may engage in discussions with the Issuer’s board of directors, the Issuer’s management, other shareholders of the Issuer, other debt holders of the Issuer, advisors, knowledgeable industry or market observers, potential acquirors of the Issuer and other persons regarding strategic or financing transactions involving the Issuer and/or the Issuer’s business, financial performance, operations, governance, management capitalization, financial condition, prospects, strategy or future plans. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) engage in hedging or similar transactions involving securities relating to the Issuer (or its affiliates or subsidiaries) or the Shares, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; concentration of positions in the portfolios managed by the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer (or its affiliates or subsidiaries); and the Reporting Persons’ contractual obligations with respect to the Shares.

Item 5. Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 14,527,571 Shares outstanding as of December 31, 2015 as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 4, 2016.

By virtue of the relationships among the Reporting Persons described in Item 4 above, each of the Reporting Persons may be deemed to have the shared power to direct the vote and the disposition of the Shares that may be deemed to be beneficially owned by each of them. In addition, due to the nature of the transactions contemplated by the Acquisition Letter, the Parties may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. As a result, the Parties may collectively be deemed to beneficially own the Shares beneficially owned by each Party individually. Each of the Reporting Persons hereby expressly disclaim beneficial ownership of any Shares beneficially owned by any of the other Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4 above, on May 20, 2016, the Parties entered into the Acquisition Letter attached hereto as Exhibit 2 outlining the indicative terms of a potential acquisition of the Issuer, which transaction, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transaction contemplated in the Acquisition Letter is subject to a number of material conditions and there can be no assurance that the execution of the Acquisition Letter will result in the consummation of a transaction on the terms set forth in the Acquisition Letter or at all.

The foregoing description of the Acquisition Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Acquisition Letter, a copy of which is attached here as Exhibit 2.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Acquisition Letter, dated as of May 20, 2016, among Kejriwal Group International, Mudrick Capital Management, L.P., Oaktree Opportunities Fund IX, L.P., Oaktree Opportunities Fund IX (Parallel), L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P., Oaktree Value Opportunities Fund, L.P., Cyrus Capital Partners, L.P., Stonehill Master Fund Ltd. and Stonehill Institutional Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2016

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul Malek
Paul Malek
General Counsel

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul Malek
Paul Malek
General Counsel of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Christopher Wilson

THOMAS VARKEY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes